June 17, 2019

Mr. Ruairi Regan

Mr. David Link

Division of Corporation Finance

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	XLR MEDICAL CORP. Registration Statement on Form 10-12G Filed April 30, 2019 File No. 000-50026

Dear Messrs. Regan and Link:

This letter sets forth the responses of XLR Medical Corp., a Nevada corporation (“we,” “us” or the “Company”), to the comments contained in your letter, dated May 24, 2019 (the “Letter”), relating to the Company’s Registration Statement on Form 10-12G, File No. 000-50026 (the “Registration Statement”) , filed on April 30, 2019. The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment. Please note that references to page numbers in this letter are to the page numbers in the electronic filing made on EDGAR.

We are submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are five copies of a blacklined version of Amendment No. 1, marked to show revisions made to the Registration Statement in response to the Staff’s comments in the Letter. Please note that we also have made edits in Amendment No. 1 to correct immaterial grammatical and punctuation errors which appear as marked changes in Amendment No. 1.

Securities and Exchange Commission

June 17, 2019

Form 10 filed April 30, 2019

Conflicts of Interest, page 25

1.	We note your disclosure that Mr. Glass may become aware of business opportunities which may be appropriate for presentation to you as well as for other companies with which he is affiliated. Please add a discussion as to how Mr. Glass will determine which company may get preference as to any identified business combination opportunities. Please also expand your risk factor disclosure in this regard, as applicable.

We respectfully advise the Staff as follows:

With regard to your comment requesting that we add a discussion as to how Mr. Glass will determine which among the various shell companies with which he is or may in the future become affiliated to present to a target, we have revised the section entitled “Shell Company Affiliations of Management and Majority Stockholder” appearing under Item 5 on page 26, to indicate that Mr. Glass will allow management of a target company with which we are negotiating to select the company most appropriate for it.

With regard to your comment requesting that we expand the risk factor disclosure relating to this subject matter, we have amended the risk factor entitled “There may be conflicts of interest between our management and our non-management stockholders which may adversely impact our stockholders” appearing on page 13, to include language indicating that Mr. Glass will allow management of a target company with which we are negotiating to select the company most appropriate for them and that we cannot assure investors that our Company ever will be selected from among the shell companies with which Mr. Glass is or may in the future become affiliated.

Exhibits, page 29

2.	The footnote to Exhibit 3.5 appears to refer to Form 10-QSB for the nine months ended October 31, 2006 which does not include the referenced Exhibit 3.5. Please revise or advise.

We respectfully advise the Staff that we are filing the Certificate of Change listed as Exhibit 3.5 in the Exhibit table as an exhibit to Amendment No. 1. We are revising the exhibit table as appropriate to reflect this change.

Securities and Exchange Commission

June 17, 2019

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.	We note audit report included here covers the financial statements for the years ended December 31, 2018 and 2017. Please direct your independent auditor to opine on the financial statements for the fiscal years ended January 31, 2019 and 2018 included in the filing and amend Form 10 accordingly.

We respectfully advise the Staff that our auditor has provided a revised audit report in which it opines on the financial statements for the fiscal years ended January 31, 2019 and 2018 which is filed with Amendment No. 1.

Please note that we have further revised Amendment No. 1 to include unaudited financial statements for the three months ended April 30, 2018 and 2019.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in your Letter. If you have any questions or further comments, please feel free to contact the undersigned or our counsel, William P. Ruffa, Esq., at 646-831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

XLR Medical Corp.

/s/ Bryan Glass
Bryan Glass, President